Return of Capital

     The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended November 30, 1998, amounts have been reclassified to reflect an increase in undistributed net investment income of $1,657,375. Accumulated net realized gain on investments was decreased by the same amount.